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                                                                 EXHIBIT 5.2

                      [GAMMON & GRANGE, P.C. LETTERHEAD]


April 7, 1997

Board of Directors                                     -- VIA FACSIMILE--
DIDAX INC.                                                703-968-4819
4501 Daly Drive, Suite 103                                 AND COURIER
Chantilly, Virginia  22021

Re:      DIDAX INC. (0201-1)

Dear Sirs:

This letter is in response to your request for a legal opinion regarding the establishment of DIDAX INC. as a "religious" corporation.

As set forth in Article XIII of its Bylaws, DIDAX INC. ("DIDAX") has purposefully been established as a "religious corporation." Section 702(a) of Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. ss.2000e-1(a), creates an exemption from the employment requirements of Title VII for "a religious corporation, association, educational institution, or society with respect to the employment of individuals of a particular religion to perform work connected with the carrying on by such corporation, association, educational institution, or society of its activities." DIDAX has been established as a religious corporation in order to implement its religious faith criteria in selecting employees and other agents to serve most effectively its target market of religious constituencies. Therefore, in our opinion, the fact that DIDAX is established as a religious corporation does not violate Title VII.

Please contact us if you have further questions.

With kindest regards,

/s/ G.R. GRANGE

George R. Grange II
Scott J. Ward